Exhibit 12

FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Income before assessments	$225,753	$365,845	$322,592	$366,524	$345,954
Add: fixed charges (see below)	979,572	1,295,555	2,826,014	3,927,597	3,547,268
Total earnings	$1,205,325	$1,661,400	$3,148,606	$4,294,121	$3,893,222

Fixed charges: (1)
Interest expense	$978,912	$1,294,877	$2,825,376	$3,926,975	$3,546,666
Interest portion of rent expense	660	678	638	622	602
Total fixed charges	$979,572	$1,295,555	$2,826,014	$3,927,597	$3,547,268

Ratio of earnings to fixed charges (2)	1.23	1.28	1.11	1.09	1.10

(1)     Fixed charges consist of interest expense (including amortization related to indebtedness) and one-third (the proportion deemed representative of the interest portion) of rent expense.
(2)    The ratio of earnings to fixed charges has been computed by dividing Total earnings by Total fixed charges.